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                            August 10, 2021

       Daniel Okelo
       Chief Executive Officer
       Privacy & Value Inc.
       2261 Rosanna Street
       Las Vegas, Nevada 89117

                                                        Re: Privacy & Value
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed August 4,
2021
                                                            File No. 333-256885

       Dear Mr. Okelo:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 2, 2021 letter.

       Amendment No. 2 to Form S-1 filed August 4, 2021

       Note 7. Subsequent Events, page F-11

   1. You state here that consideration of $200,000 was due on June 15, 2021 in connection with the sale common
stock to Cyber Apps World, Inc. Please reconcile this to your disclosure on page 17,
which states that consideration of $250,000 is due by June 15, 2021 for which $10,000 was
received to date. Also, update your disclosures throughout the filing to provide the
current status of this agreement.

               You may contact Megan Akst, Seniot Staff Accountant, at (202) 551-3407 or Kathleen
       Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff
 Daniel Okelo
Privacy & Value Inc.
August 10, 2021
Page 2

Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                         Sincerely,
FirstName LastNameDaniel Okelo
                                                         Division of
Corporation Finance
Comapany NamePrivacy & Value Inc.
                                                         Office of Technology
August 10, 2021 Page 2
cc:       Greg Yanke
FirstName LastName